EXHIBIT 99.3

AGRIUM INC.

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2014

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013 (1)	2014	2013 (1)
Sales	2,920	2,796	13,337	12,860
Cost of product sold	2,255	2,167	10,517	9,827

Gross profit	665	629	2,820	3,033
Expenses
Selling	480	423	1,533	1,365
General and administrative (note 3)	80	57	246	213
Earnings from associates and joint ventures	(7)	(11)	(21)	(39)
Other expenses (note 3)	7	16	9	47

Earnings before finance costs and income taxes	105	144	1,053	1,447
Finance costs related to long-term debt	15	26	43	69
Other finance costs	14	9	49	48

Earnings before income taxes	76	109	961	1,330
Income taxes	(15)	29	233	360

Net earnings from continuing operations	91	80	728	970
Net loss from discontinued operations (note 2)	(41)	(4)	(59)	(6)

Net earnings	50	76	669	964

Attributable to:
Equity holders of Agrium	50	76	667	966
Non-controlling interest	—	—	2	(2)

Net earnings	50	76	669	964

Earnings per share attributable to equity holders of Agrium (note 4)
Basic and diluted earnings per share from continuing operations	0.63	0.54	5.05	6.54
Basic and diluted loss per share from discontinued operations	(0.28)	(0.02)	(0.41)	(0.04)

Basic and diluted earnings per share	0.35	0.52	4.64	6.50

(1)	Certain amounts have been reclassified as a result of discontinued operations. See note 2, Discontinued Operations, Assets and Liabilities Held for Sale.

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Net earnings	50	76	669	964
Other comprehensive (loss) income
Items that are or may be reclassified to earnings
Cash flow hedges
Effective portion of changes in fair value	(3)	—	(7)	—
Deferred income taxes	1	—	2	—
Share of comprehensive (loss) income of associates and joint ventures	(4)	—	(2)	1
Available for sale financial instruments
Losses	—	(5)	—	(4)
Foreign currency translation differences
(Losses) gains	(195)	74	(199)	(169)

	(201)	69	(206)	(172)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial gains (losses)	—	48	(20)	48
Deferred income taxes	—	(15)	6	(15)

	—	33	(14)	33

Other comprehensive (loss) income	(201)	102	(220)	(139)

Comprehensive (loss) income	(151)	178	449	825

Attributable to:
Equity holders of Agrium	(151)	178	447	827
Non-controlling interest	—	—	2	(2)

Comprehensive (loss) income	(151)	178	449	825

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013 (1)	2014	2013 (1)
Operating
Net earnings from continuing operations	91	80	728	970
Adjustments for
Depreciation and amortization	143	106	412	341
Earnings from associates and joint ventures	(7)	(11)	(21)	(39)
Share-based payments	10	(21)	25	(35)
Unrealized gain on derivative financial instruments	(41)	(10)	(46)	(14)
Unrealized foreign exchange loss (gain)	67	(2)	48	2
Interest income	(31)	(20)	(61)	(51)
Finance costs	29	35	92	117
Income taxes	(15)	29	233	360
Other	(12)	11	15	25
Interest received	31	20	62	51
Interest paid	(15)	(42)	(68)	(116)
Income taxes paid	(215)	(137)	(283)	(592)
Dividends from associates and joint ventures	41	12	48	27
Net changes in non-cash working capital	(542)	201	(852)	(500)

Cash (used in) provided by operating activities	(466)	251	332	546

Investing
Acquisitions, net of cash acquired	(129)	(7)	(147)	(56)
Repayment of advance on acquisition of Viterra Inc.	—	—	—	932
Proceeds from disposal of discontinued operations	94	—	94	—
Capital expenditures	(515)	(457)	(1,517)	(1,207)
Capitalized borrowing costs	(30)	(18)	(83)	(40)
Purchase of investments	(32)	(140)	(97)	(148)
Proceeds from disposal of investments	24	65	68	65
Other	(12)	(23)	(15)	(55)
Net changes in non-cash working capital	59	7	120	53

Cash used in investing activities	(541)	(573)	(1,577)	(456)

Financing
Short-term debt	682	325	1,126	(491)
Long-term debt issued	12	—	12	1,010
Transaction costs on long-term debt	—	—	—	(14)
Repayment of long-term debt	(30)	(1)	(45)	(520)
Dividends paid	(107)	(75)	(323)	(224)
Shares issued	—	—	1	2
Shares repurchased	—	(171)	—	(233)

Cash provided by (used in) financing activities	557	78	771	(470)

Effect of exchange rate changes on cash and cash equivalents	(18)	11	(37)	(22)

Decrease in cash and cash equivalents from continuing operations	(468)	(233)	(511)	(402)
Cash and cash equivalents used in discontinued operations (note 2)	(17)	(6)	(16)	(1)
Cash and cash equivalents – beginning of period	759	494	801	658

Cash and cash equivalents – end of period	274	255	274	255

(1)	Certain amounts have been reclassified as a result of discontinued operations. See note 2, Discontinued Operations, Assets and Liabilities Held for Sale.

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	September 30,		December 31,
	2014	2013	2013
Assets
Current assets
Cash and cash equivalents	274	255	801
Accounts receivable	2,847	2,982	2,105
Income taxes receivable	25	68	78
Inventories	3,086	2,845	3,413
Advance on acquisition of Viterra Inc.	—	764	—
Prepaid expenses and deposits	236	185	805
Other current assets	179	103	104
Assets held for sale	—	—	202

	6,647	7,202	7,508
Property, plant and equipment (note 7)	6,021	4,370	4,960
Intangibles	730	638	738
Goodwill	1,982	2,259	1,958
Investments in associates and joint ventures	622	614	639
Other assets	90	114	99
Deferred income tax assets	79	80	75

	16,171	15,277	15,977

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 5)	1,855	792	764
Accounts payable	3,214	2,943	3,985
Income taxes payable	2	—	2
Current portion of long-term debt	26	52	58
Current portion of other provisions	106	76	112
Liabilities held for sale	—	—	44

	5,203	3,863	4,965
Long-term debt	3,069	3,014	3,066
Post-employment benefits	145	134	135
Other provisions	415	423	426
Other liabilities	40	60	59
Deferred income tax liabilities	378	532	530

	9,250	8,026	9,181

Shareholders’ equity
Share capital	1,821	1,858	1,820
Retained earnings	5,575	5,493	5,253
Accumulated other comprehensive loss	(477)	(101)	(279)

Equity holders of Agrium	6,919	7,250	6,794
Non-controlling interest	2	1	2

	6,921	7,251	6,796

	16,171	15,277	15,977

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

				Other comprehensive income
	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Available for sale financial instruments	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2012	149	1,890	4,955	—	(3)	—	74	71	6,916	4	6,920

Net earnings (loss)	—	—	966	—	—	—	—	—	966	(2)	964
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	33	—	—	—	—	—	33	—	33
Other	—	—	—	—	1	(4)	(169)	(172)	(172)	—	(172)

Comprehensive income (loss), net of tax	—	—	999	—	1	(4)	(169)	(172)	827	(2)	825
Dividends	—	—	(259)	—	—	—	—	—	(259)	—	(259)
Non-controlling interest transactions	—	—	(3)	—	—	—	—	—	(3)	(1)	(4)
Shares repurchased	(2)	(34)	(199)	—	—	—	—	—	(233)	—	(233)
Share-based payment transactions	—	2	—	—	—	—	—	—	2	—	2

September 30, 2013	147	1,858	5,493	—	(2)	(4)	(95)	(101)	7,250	1	7,251

December 31, 2013	144	1,820	5,253	—	(7)	(8)	(264)	(279)	6,794	2	6,796

Net earnings	—	—	667	—	—	—	—	—	667	2	669
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(14)	—	—	—	—	—	(14)	—	(14)
Other	—	—	—	(5)	(2)	—	(199)	(206)	(206)	—	(206)

Comprehensive income (loss), net of tax	—	—	653	(5)	(2)	—	(199)	(206)	447	2	449
Dividends	—	—	(323)	—	—	—	—	—	(323)	—	(323)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(2)	(2)
Share-based payment transactions	—	1	—	—	—	—	—	—	1	—	1
Impact of adopting IFRS 9 at January 1, 2014	—	—	(8)	—	—	8	—	8	—	—	—

September 30, 2014	144	1,821	5,575	(5)	(9)	—	(463)	(477)	6,919	2	6,921

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Agrium operates two core strategic business units:

•	Retail: Distributes crop nutrients, crop protection products, seed, merchandise and services directly to growers through a network of farm centers in two geographical segments:

•	North America, including the United States and Canada; and

•	International, including Australia and South America.

•	Wholesale: Operates in North and South America and Europe, and produces, markets and distributes crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta, Texas and Argentina;

•	Potash: Mining and processing in Saskatchewan;

•	Phosphate: Owning and operating mines and production facilities in Alberta and Idaho;

•	Product purchased for resale: Marketing nutrient products from other suppliers in North and South America and Europe; and

•	Ammonium sulfate, ESN and other: Producing blended crop nutrients and ESN®, (Environmentally Smart Nitrogen) polymer-coated nitrogen crop nutrients.

Additional information on our operating segments is included in note 8.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on November 3, 2014. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2013 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2013 Annual Report, with the exception of the adoption of IFRS 9 Financial Instruments and other accounting changes described in note 10 to our consolidated interim financial statements for the three months ended March 31, 2014.

In May 2014, the International Accounting Standards Board (IASB) and US Financial Accounting Standards Board (FASB) issued new requirements for recognizing revenue under both IFRS and US GAAP. Application is required for annual periods beginning on or after January 1, 2017, with early adoption permitted. Agrium is currently assessing the impact of IFRS 15 and the extent of the impact has not yet been determined.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Discontinued Operations, Assets and Liabilities Held for Sale

Assets and liabilities held for sale and related discontinued operations consist of components of our former Advanced Technologies business unit. In July 2014, we completed the sale of the Turf and Ornamental portion of the assets held for sale for $94-million. The transaction is subject to customary closing conditions and final purchase price adjustments.

	Three months ended		Nine months ended
Condensed information of discontinued operations	September 30,		September 30,
	2014	2013	2014	2013
Operating information
Discontinued operations of assets held for sale
Sales	50	73	222	249
Expenses	109	81	304	261

Loss before income taxes	(59)	(8)	(82)	(12)
Income tax recovery	(18)	(4)	(23)	(6)

Net loss from discontinued operations	(41)	(4)	(59)	(6)

Cash and cash equivalents used in operating activities	(17)	(6)	(16)	(1)

3.	Expenses

	Three months ended		Nine months ended
General and administrative	September 30,		September 30,
	2014	2013	2014	2013
Share-based payments	10	(21)	25	(35)
Depreciation and amortization	8	9	23	36
Other general and administrative	62	69	198	212

	80	57	246	213

	Three months ended		Nine months ended
Other expenses	September 30,		September 30,
	2014	2013	2014	2013
Realized and unrealized (gain) loss on commodity derivatives not designated as hedges	(1)	1	(33)	(8)
Realized and unrealized (gain) loss on foreign exchange derivatives not designated as hedges	(54)	1	(42)	(8)
Foreign exchange loss	76	1	59	27
Interest income	(31)	(20)	(61)	(51)
Environmental remediation and asset retirement obligations	1	1	21	5
Bad debt (recovery) expense	-	(6)	30	20
Potash profit and capital tax	3	3	9	15
Other	13	35	26	47

	7	16	9	47

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

4.	Earnings per Share

	Three months ended		Nine months ended
Attributable to equity holders of Agrium	September 30,		September 30,
	2014	2013	2014	2013
Numerator
Net earnings from continuing operations	91	80	726	972
Net loss from discontinued operations	(41)	(4)	(59)	(6)

Net earnings	50	76	667	966

Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	144	147	144	149

5.	Debt

			September 30,	December 31,
	Maturity	Rate	2014	2013
Short-term debt
Commercial paper	2014	0.35	1,672	503
Credit facilities		4.58	183	261

			1,855	764

6.	Financial Instruments

Commodity risk

Natural gas derivatives outstanding	September 30,				December 31,
	2014				2013
			Average				Average
			exercise				exercise
			price	Fair value			price	Fair value
			(USD per	of assets			(USD per	of assets
	Notional	Maturities	MMBtu)	(liabilities)	Notional	Maturities	MMBtu)	(liabilities)
Not designated as hedges
AECO Swaps (millions MMBtu)	7	2014	4	1	8	2014	4	—
Designated as hedges
AECO Swaps (millions MMBtu)	52	2015 – 2018	3	5	—	—	—	—

				6				—

Impact of change in fair value of natural gas derivative financial instruments	September 30,	December 31,
	2014	2013
A $10-million impact to net earnings requires movement in gas prices per MMBtu	2.07	1.87
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.26	—

Commodity price risk management and cash flow hedges

Natural gas is a significant component of our cost of product sold for nitrogen-based fertilizers. We use physical contracts and financial forward contracts to manage the risk of market fluctuations in natural gas prices and to reduce the variability of cash flows from our planned purchases of natural gas used in our fertilizer production facilities. Our Board of Directors has established limits on risk management activities, including the following:

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Use of derivatives to hedge exposure to natural gas market prices risk
Term (gas year – twelve months ending October 31)	2014	2015	2016	2017		2018
Maximum allowable (% of forecasted gas requirements)	75	75	75	25	(1)	25	(1)
Forecasted average monthly purchases (millions MMBtu)	—	—	9	9		9
Gas requirements hedged using derivatives designated as hedges (%)	—	—	17	17		17

(1)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

On April 1, 2014, we designated natural gas forward contracts as hedges of highly probable purchases of natural gas. The contracts settle in the months hedged, using AECO futures price indexes, which we use to determine fair value. The contracts are denominated in Canadian dollars for purchases of gas in Canadian dollars. We forecast that the contracted purchases and related delivery of natural gas will occur beginning November 2015 until October 2018. At the inception of each designated forward contract, we prepare formal designation and documentation of the hedging relationship and our risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how we will assess whether the hedging relationship meets the hedge effectiveness requirements, including our analysis of the sources of hedge ineffectiveness and how we determine the hedge ratio. For derivatives designated as hedges, we record the effective portion of changes in fair value to other comprehensive income. We record any ineffective portion to earnings.

The underlying risk of the forward contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of the natural gas forward contracts designated as hedges to other comprehensive income.

We use quoted market prices from AECO to determine the fair value of natural gas derivatives. If these market prices are adjusted by a forward yield curve, we classify the fair value of the financial instruments within Level 2.

Foreign currency risk

Foreign exchange derivatives outstanding	September 30,			December 31,
	2014			2013
	Notional		Fair value	Notional		Fair value
	(millions,		of assets	(millions,		of assets
Sell/Buy	USD)	Maturities	(liabilities)	USD)	Maturities	(liabilities)
Not designated as hedges
Forwards
USD/CAD	170	2014	(2)	27	2014	—
CAD/USD	1,670	2014	40	375	2014	1
USD/AUD	109	2014 – 2015	(6)	37	2014	(1)
Swaps
USD/AUD	—	—	—	27	2014	(1)
Options
USD/CAD	90	2014	—	—	—	—

			32			(1)

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Fair value

	September 30,
	2014
	Fair value		Carrying value
Classification of financial instruments measured at fair value	Level 1	Level 2
Accounts receivable – derivatives	2	40	42
Other current financial assets – marketable securities	19	94	113
Other financial assets – derivatives	5	—	5
Accounts payable – derivatives	5	4	9

Classification of fair value of long-term debt
Debentures	—	3,339	2,991

	December 31,
	2013
	Fair value		Carrying value
Classification of financial instruments measured at fair value	Level 1	Level 2
Cash and cash equivalents	—	801	801
Accounts receivable – derivatives	1	—	1
Other current financial assets
Available for sale – equities	14	—	14
Available for sale – fixed income	—	90	90
Other financial assets
Available for sale	12	—	12
Accounts payable – derivatives	—	2	2

Classification of fair value of long-term debt
Debentures	—	3,124	2,989

There have been no transfers between Level 1 and Level 2 fair value measurements in the three or nine months ended September 30, 2014 or September 30, 2013. We do not measure any of our financial instruments using Level 3 inputs.

7.	Additional Information

Property, plant and equipment

During the nine months ended September 30, 2014, we added $1,007-million to assets under construction at our Vanscoy Potash facility and $256-million to assets under construction at our Borger Nitrogen facility.

Dividends

September 30,
2014
Declared			Paid to
Effective	Per share	Total	Shareholders	Total
December 12, 2013	0.75	108	January 16, 2014	108
February 21, 2014	0.75	108	April 17, 2014	108
May 7, 2014	0.75	108	July 17, 2014	107
August 7, 2014	0.75	107	October 16, 2014	NA

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

8.	Operating Segments

	Three months ended		Nine months ended
	September 30,		September 30,
Segment operations	2014	2013	2014	2013
Sales
Retail
North America	1,744	1,536	8,978	7,786
International	551	573	1,946	2,025

Total Retail	2,295	2,109	10,924	9,811

Wholesale
Nitrogen	321	286	1,078	1,309
Potash	79	93	382	457
Phosphate	173	122	501	495
Product purchased for resale	165	210	744	891
Ammonium sulfate, ESN and other	65	75	371	420

Total Wholesale	803	786	3,076	3,572

Other	(178)	(99)	(663)	(523)

	2,920	2,796	13,337	12,860

Inter-segment sales
Retail	1	3	11	14
Wholesale	177	96	652	509

	178	99	663	523

Earnings before income taxes
Retail
North America	41	83	632	610
International	10	8	78	15

Total Retail	51	91	710	625

Wholesale
Nitrogen	77	76	268	543
Potash	2	27	120	231
Phosphate	31	7	39	71
Product purchased for resale	6	1	22	15
Ammonium sulfate, ESN and other	11	13	76	110

	127	124	525	970
Unallocated expenses	27	37	56	84

Total Wholesale	100	87	469	886

Other	(46)	(34)	(126)	(64)

Earnings before finance costs and income taxes	105	144	1,053	1,447
Finance costs related to long-term debt	15	26	43	69
Other finance costs	14	9	49	48

Earnings before income taxes	76	109	961	1,330

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Retail sales
Crop nutrients	646	654	4,250	3,941
Crop protection products	1,132	1,059	4,061	3,693
Seed	54	69	1,390	1,163
Merchandise	256	122	660	384
Services and other	207	205	563	630

	2,295	2,109	10,924	9,811